Exhibit 99.1

[Gebr. Knauf KG Letterhead]

PRIVATE AND CONFIDENTIAL

November 28, 2017

Jennifer F. Scanlon

President and Chief Executive Officer and Member of the Board of Directors

cc: Steven F. Leer, Chairman of the Board of Directors

USG Corporation
550 West Adams Street

Chicago, Illinois 60661

Dear Jennifer:

On behalf of Gebr. Knauf KG (“Knauf”), we are pleased to submit this non-binding indication of interest for the acquisition of 100% of the outstanding shares of USG Corporation (“USG” or the “Company”) (the “Transaction”). We believe there is compelling strategic logic to such a combination and that Knauf would provide the best possible custodian to ensure the long term success of USG’s operations, brand and people. We are prepared to pay an attractive price in cash in order to effect the Transaction.

1.              Strategic Rationale

We have been a committed and supportive shareholder in USG for many years. We have always been convinced of the strong strategic merits of a closer cooperation or combination and have devoted significant resources to study this in detail.

As you know, Knauf is an internationally operating family-owned company headquartered in the city of Iphofen, Germany with net sales in excess of $ 8 billion and EBITDA in excess of $1.6 billion. Knauf’s long term vision is to become a leading global building products company. In line with this vision, we have continued in recent years to expand our businesses both organically and through acquisitions and have invested $ 3 billion in the last five years alone. We are now seeking additional opportunities to further accelerate our geographical diversification as well as revenue and profit growth. Combining the leading Wallboard Producers in our respective North American and European markets to create a global leader in our industry is a critical step towards achieving this goal.

We believe a combination of Knauf and USG would offer the combined entity the ability to meet customer needs better than either company would be able to achieve on its own. Our businesses, products, and global footprint are highly complementary and, in particular, Knauf would strengthen USG’s position outside the U.S. Together we can provide a broad range of building products to a well-balanced geographical and end market customer base. The integration of our platforms, knowledge sharing and continued investment will allow us to establish an optimized manufacturing, sales, capex and R&D structure on a global scale:

•                  In North America, an integration of Knauf’s Insulation division in the medium term would form a leading light building materials provider

•                  In Latin America, Knauf’s broad geographical coverage and scalable production facilities will be an ideal growth platform for USG Ceilings and our entire Latin American business is intended to be fully integrated with USG in the medium term

•                  In Asia, Knauf’s plant network is highly complementary to that of USG Boral JV and a combination would strengthen the position against upcoming Chinese and Japanese competition. We are highly supportive of the JV and open to discussions to enable further growth, including a future acquisition of a 100% interest in the JV

2.              Purchase Price / Form of Consideration

Based on our review of publicly available information, we propose to acquire 100% of USG’s outstanding common shares at a cash purchase price of $40.1 per share. The aggregate equity and transaction values implied by our proposal total $ 5.8 billion and $ 6.6 billion, respectively. This all-cash proposal provides USG shareholders with substantial and immediate cash-certain value representing:

•                  an attractive multiple of 10.7x 2017E EBITDA (based on average research consensus estimates), which we believe is very compelling relative to precedent transactions in our industry

•                  a premium of 12.3% to USG’s highest closing share price over the last 52 weeks ($35.71 reached on November 24, 2017) which is also close to being USG’s all-time high closing share price since the 2008 financial crisis ($35.85)

•                  value in excess of any 12-month price targets by research analysts

The proposal is based on 144.1 million net diluted shares outstanding and $846 million of net debt (including pension / OPEB obligations) as of September 30, 2017 and amongst other things assumes that the Company’s public disclosure is an accurate reflection of the state of operations and potential liabilities.

3.              Financing

The Transaction will not be subject to any financing condition. We expect to finance the Transaction (and any USG debt to be refinanced) from existing corporate funds and additional borrowings. We have significant cash reserves readily available and would arrange additional financing through banks for which we have attached a highly confident letter from Morgan Stanley for up to $4.0 billion in debt financing. We intend to prepare and deliver fully committed financing by the time of the signing of definitive agreements.

4.              Approach to Integration, Heritage and Employees

As evidenced by our long history and successful international expansion, Knauf has a strong culture of attracting and retaining key managers and employees. We believe that USG management and employees would be critical to the integration of our businesses and the achievement of our long-term success. This Transaction is not predicated on job cuts or plant closures. Rather, we plan to invest in the people at USG and anticipate that there will be attractive career opportunities at the combined company for them. At the appropriate time, we look forward to discussing ensuring retention of key talent.

We plan to preserve and strengthen USG’s Chicago headquarters to become Knauf’s main management hub in the Americas, including our existing North American Insulation and Latin American Gypsum operations. Likewise, we have long admired USG’s strong brand name and reputation in the marketplace, which we would envision to preserve and build upon.

5.              Ability to Expeditiously Work to a Binding Proposal; Advisors

We and our advisors have already completed extensive analysis and preliminary due diligence on USG based on publicly available information. Our proposal is subject to having the opportunity to conduct certain due diligence related to USG’s business, financial plans and activities. This will include gaining further clarity on the UBBP JV with Boral and intentions relative to change of control implications. We are highly supportive of the JV but are open to dialogue on alternatives. Key areas of our due diligence focus are enclosed with this letter.

Consistent with a public company due diligence process and with the need to preserve utmost confidentiality, we are prepared to proceed expeditiously and believe, with adequate access to necessary information, we could be in a position to complete our due diligence within weeks. To expedite matters, we are prepared to begin negotiating definitive transaction documentation during the pendency of our due diligence investigation.

In light of the significant resources and time we already have and will continue to devote to this effort, we would like to request a short period of exclusivity allowing both parties to move forward in a focused and expeditious manner.

We have engaged Morgan Stanley as our financial advisor, Baker McKenzie as our legal advisor and PricewaterhouseCoopers as our accounting and tax advisor.

6.              Approvals and Conditions

This non-binding indication of interest is made by the General Partners of Knauf. We have reviewed the Transaction with our board (“Gesellschafterausschuss”) and all family shareholders, who are highly supportive.

Entry into a definitive Transaction would be subject to customary terms and conditions, including: (a) completion of satisfactory due diligence, (b) negotiation of mutually acceptable definitive agreements typical for transactions of this type, and (c) approval by the parties’ respective boards of directors of the final terms and conditions of the Transaction.

We would expect the consummation of a Transaction to be subject to customary closing conditions including regulatory and USG shareholder approvals. Together with outside counsel, we have reviewed the potential combination of our businesses from a regulatory standpoint and believe that the Transaction would not raise material issues. We are highly committed to the successful completion of this Transaction and would like to engage with you and your counsel as soon as possible to jointly finalize our regulatory analysis.

7.              Confidentiality

This indication of interest is being made confidentially to you. We do not intend to make this letter or the existence of our proposal public, and expect that you will not issue any press release or other public announcement and not make any disclosure to any person (other than your board members, advisors and Berkshire Hathaway) relating to this proposal or the transactions contemplated hereby without our prior knowledge and written consent. A premature publication or leak may lead to the immediate withdrawal of our proposal.

We hope that you and your Board of Directors share our enthusiasm about this Transaction. This matter is of the highest priority for us, and we are committed to working together with you to bring this vision to fruition. We appreciate your timely consideration of this proposal and look forward to your response and discussing the next steps towards the Transaction. Please feel free to contact us in the interim with any questions or clarification you may require.

Very truly yours,

Alexander Knauf	Manfred Grundke
General Partner	General Partner
Gebr. Knauf KG	Gebr. Knauf KG

Appendix A: Key Due Diligence Focus Areas

We would expect to receive the opportunity to undertake a full due diligence on the Target with the assistance of our professional advisers prior to the signing of the transaction, including but not limited to access to a customary virtual data room.

We have experience in conducting similar due diligence investigations and can confirm that we can complete such due diligence exercise within the usual timeframe.

Please find below a summary of key due diligence focus areas; a comprehensive due diligence list can be provided upon request.

1.              Strategy Review & Business Plan

1.1.         Business plan and projected financial statements

1.2.         Volume and pricing trends and outlook by region / product / customers

1.3.         Impact of L&W divestment including dealer structure (price/mix/volume effect)

2.              Accounting and Financials

2.1.         Detailed revenue breakdown and profitability by product / group and customers

2.2.         Cost breakdown / impact of raw material price fluctuations and ability to pass-through

2.3.         Quality of earnings

2.4.         Historical level of investment; maintenance, growth and R&D capex

3.              UBBP Joint-Venture

3.1.         Business plan including key assumptions and risks

3.2.         Existing earn-out terms/conditions/targets within UBBP JV agreement

3.3.         Any liabilities (including off-balance sheet) at the joint-venture level

3.4.         Material contracts and agreements affected by a change of control

4.              Commercial Operations / Engineering / HSE

4.1.         OEE performance, capacity utilization and debottlenecking initiatives

4.2.         Volume, coverage and quality of owned or leased gypsum rock quarries

4.3.         Material supply and off-take contracts

4.4.         Quality control and claims

5.              Customary Corporate Organization, Governance and Reporting

6.              Legal and Anti-Trust Due Diligence

6.1.         Historical and outstanding litigation, administrative or arbitration (incl asbestos claims)

6.2.         Material contracts and agreements affected by a change of control

6.3.         Asbestos personal injury trust

6.4.         Agreements relating to any acquisitions (especially CeilingsPlus) or disposals

7.              Intellectual Property & R&D

8.              Tax & Insurance

8.1.         Net operating losses

8.2.         Historical claims